UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-15686

Enstar Income Program IV-3, L.P.
(Exact name of registrant as specified in its charter)

12405 Powerscourt Drive
St. Louis, Missouri   63131
(314) 965-0555
(Address, including zip code, and telephone number, including area code, or Registrant's principal executive offices)

Units of Limited Partnership Interest
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13 (a) or 15 (d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X]	Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(1)(ii) [ ]	Rule 12h-3(b)(2)(i) [ ]
Rule 12g-4(a)(2)(i) [ ]	Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(ii) [ ]	Rule 15d-6 [ ]
Rule 12h-3(b)(1)(i) [X]

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 Enstar Income Program IV-3, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ENSTAR INCOME PROGRAM IV-3, L.P.

By: ENSTAR COMMUNICATIONS CORPORATION
Corporate General Partner

Dated: November 12, 2004

By: /s/ Paul E. Martin
Name: Paul E. Martin
Title: Interim Co-Chief Financial Officer,
Senior Vice President and Corporate
Controller (Co-Principal Financial Officer
and Principal Accounting Officer)